Mail Stop 3010

January 7, 2010

Mr. James Vandeberg
Chief Financial Officer
IAS Energy, Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9,
Canada

> **Re: IAS Energy, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed September 15, 2009**
> **File No. 0-21255**

Dear Mr. Vandeberg:

We issued comments to you on the above captioned filing on September 29, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 21, 2010 to provide a substantive response to our comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to our outstanding comments or contact us by January 21, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief